UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Peoples Bancorp of North Carolina, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

710577107

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒   Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Value Investors, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER NONE
	6.	SHARED VOTING POWER 227,817
	7.	SOLE DISPOSITIVE POWER NONE
	8.	SHARED DISPOSITIVE POWER 227,817
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,801
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Value Private Investors, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER NONE
	6.	SHARED VOTING POWER 72,984
	7.	SOLE DISPOSITIVE POWER NONE
	8.	SHARED DISPOSITIVE POWER 72,984
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,801
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ben Mackovak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER NONE
	6.	SHARED VOTING POWER 300,801
	7.	SOLE DISPOSITIVE POWER NONE
	8.	SHARED DISPOSITIVE POWER 300,801
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,801
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marty Adams
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER NONE
	6.	SHARED VOTING POWER 300,801
	7.	SOLE DISPOSITIVE POWER NONE
	8.	SHARED DISPOSITIVE POWER 300,801
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,801
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Value Private Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER NONE
	6.	SHARED VOTING POWER 300,801
	7.	SOLE DISPOSITIVE POWER NONE
	8.	SHARED DISPOSITIVE POWER 300,801
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,801
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Value Bank Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER NONE
	6.	SHARED VOTING POWER 300,801
	7.	SOLE DISPOSITIVE POWER NONE
	8.	SHARED DISPOSITIVE POWER 300,801
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,801
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON (see instructions) OO

Item 1.

(a)	Name of Issuer Peoples Bancorp of North Carolina, Inc

(b)	Address of Issuer’s Principal Executive Offices 518 West C Street Newton, NC 28658

Item 2.

(a)

Name of Person Filing

Strategic Value Investors, LP is a Delaware limited partnership.

Strategic Value Private Investors, LP is a Delaware limited partnership.

Ben Mackovak (Mackovak), who serves as a managing member of Strategic Value Bank Partners LLC and Strategic Value Private Partners LLC.

Marty Adams (Adams), who serves as a managing member of Strategic Value Bank Partners LLC and Strategic Value Private Partners LLC.

Strategic Value Private Partners LLC, an Ohio Limited Liability company, which serves as the general partner of Strategic Value Private Investors, LP.

Strategic Value Bank Partners LLC, an Ohio Limited Liability company, which serves as the general partner of Strategic Value Investors, LP.

(b)	Address of the Principal Office or, if none, residence The address of the business office of each of the Reporting Person is 127 Public Square, Suite 1510, Cleveland, Ohio 44114

(c)

Citizenship

Strategic Value Investors and Strategic Value Private Investors are organized under the laws of the State of Delaware. Strategic Value Bank Partners LLC and Strategic Value Private Partners LLC are organized under the laws of the State of Ohio. Each of Messrs. Mackovak and Adams is a citizen of the United States of America.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 710577107

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Strategic Value Investors, LP

(a)	Amount beneficially owned: 227,817

(b)	Percent of class: 4.1%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-

	(ii)	Shared power to vote or to direct the vote 227,817

	(iii)	Sole power to dispose or to direct the disposition of -0-

	(iv)	Shared power to dispose or to direct the disposition of 227,817

Strategic Value Private Investors, LP

(a)	Amount beneficially owned: 72,984

(b)	Percent of class: 1.3%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-

	(ii)	Shared power to vote or to direct the vote 72,984

	(iii)	Sole power to dispose or to direct the disposition of -0-

	(iv)	Shared power to dispose or to direct the disposition of 72,984

Ben Mackovak

(a)	Amount beneficially owned: 300,801

(b)	Percent of class: 5.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-

	(ii)	Shared power to vote or to direct the vote 300,801

	(iii)	Sole power to dispose or to direct the disposition of -0-

	(iv)	Shared power to dispose or to direct the disposition of 300,801

Marty Adams

(a)	Amount beneficially owned: 300,801

(b)	Percent of class: 5.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-

	(ii)	Shared power to vote or to direct the vote 300,801

	(iii)	Sole power to dispose or to direct the disposition of -0-

	(iv)	Shared power to dispose or to direct the disposition of 300,801

Strategic Value Private Partners, LLC

(a)	Amount beneficially owned: 300,801

(b)	Percent of class: 5.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-

	(ii)	Shared power to vote or to direct the vote 300,801

	(iii)	Sole power to dispose or to direct the disposition of -0-

	(iv)	Shared power to dispose or to direct the disposition of 300,801

Strategic Value Bank Partners, LLC

(a)	Amount beneficially owned: 300,801

(b)	Percent of class: 5.4%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote -0-

	(ii)	Shared power to vote or to direct the vote 300,801

	(iii)	Sole power to dispose or to direct the disposition of -0-

	(iv)	Shared power to dispose or to direct the disposition of 300,801

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

See Item 2.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
Date

/s/ Michael Shay Signature

Michael Shay/Chief Compliance Officer of the General Partner Name/Title